

FOR IMMEDIATE RELEASE
For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2008 AND FULL YEAR RESULTS[1]

FOURTH QUARTER

Revenues Up 23.5%, Operating Income Increased 4.5%, EBITDA[2] Up 9.7%, Net Income Decreased 38.3% to US$0.58 per ADR

FULL YEAR

Revenues Up 14.3%, Operating Income Increased 9.7%, EBITDA[2] Up 10.5%, Net Income Decreased 4.2% to US$2.04 per ADR

(Santiago, Chile, January 29, 2009) -- CCU (NYSE: CCU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2008. All US dollar figures are based on the exchange rate effective December 31, 2008 (US$1.00 = Ch$636.45).

COMMENTS FROM THE CEO[3]

We are satisfied with the 2008 fourth quarter results. Consolidated volumes increased by 8.4%, breaking down as follows: 2.1 points represent the organic growth, 5.4 points the acquisition of ICSA in Argentina and 0.9 points the consolidation of Viña Tarapacá's (VT) volumes, recently merged with Viña San Pedro (VSP). The quarter's growth in volumes in addition to higher average prices, especially in beer Argentina and wines, resulted in 23.5% increase in revenues. The operating income and EBITDA increased 4.5% and 9.7%, respectively (3.1% and 7.2%, respectively before consolidating VT). The company's bottom line showed a 38.3% decrease during the quarter mainly due to the absence this

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[1] According to Chilean GAAP, comparative figures must be adjusted for the 12 months inflation, measured from November'07 to November'08 (8.9%).

[2] EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before the exhibits. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

[3] All comments are referred to last quarter figures.



year of a non-recurring gain obtained in 2007, related with the association with Nestlé in the water business.

The Chilean beer business operating income and EBITDA decreased by 8.6% and 5.3%, respectively, mainly due to higher raw materials cost in US dollar and the effect of the Chilean peso devaluation against the US dollar of 27.1%. Revenues grew by 3.1% during the quarter, mostly explained by 2.7% higher sales volumes and 0.1% higher real average prices. Sales had a good performance after the 6% price increase implemented last October for the mainstream products. The premium brands stood out during the quarter, increasing its volumes double digits in spite of a 9.3% price increase last August. In December we introduced a new non-alcoholic beer in the market, "CER0,0° de Cristal", which maintains the beer flavor and properties, but contains no alcohol. Non-alcoholic beer development responds to new consumers' needs.

The Argentine beer business operating results and EBITDA in Chilean pesos increased by 116.1% and 120.8%. They are distorted due to inflation and exchange rate variations during the quarter. In US dollar terms, operating income and EBITDA increased by 56.8% and 44.3%, respectively, due to higher revenues of 57.5%, partially offset by higher costs and expenses. Higher revenues are explained by 36.6% higher sales volumes –due to a warmer season and the acquisition of ICSA brands– as well as 12.3% higher prices in dollar terms. Higher prices result from a higher share of premium products and one-way packaging in our mix, as well as a nominal price increase to partially offset the rising cost environment. The new brands explained 26.2% of the growth in volumes. Organic growth in the quarter was 10.4% year over year without considering those brands.

During the quarter, the operating income and EBITDA of the non-alcoholic beverages segment decreased by 16.5% and 12.4%, respectively, mainly due to lower volumes, higher packaging costs in US dollar and the devaluation of the Chilean peso. The segment showed a drop of 1.6% in volumes with higher prices in real terms of 0.1%.

In the wine business, the merge between VSP and VT was accomplished on December 9th, and for reporting purposes, the authorities requested VSP to consolidate the last quarter of VT's operation in the results of the new entity, Viña San Pedro Tarapacá S.A. (VSPT). The broader brand portfolio improves the mix with better average domestic and export prices. The merge will also bring synergies through rationalization of industrial operations, supply chain optimization and economies of scale in back office and sales operations.

The wine business before and after consolidating the VT fourth quarter results showed a good performance. Operating results and EBITDA increased by 110.7% and 73.2%, respectively (62.1% and 23.7%, respectively before VT). The average real price in Chilean pesos was 37.3% higher in the quarter (23.7% before VT) –positively affected by a depreciation of the Chilean peso– resulting in an increase of revenues of 50.6% (13.6% before VT).

The spirits segment contributed with a higher operational result and EBITDA of 44.0% and 43.1%, respectively, as a consequence of lower real costs per Hl and marketing expenses



coherent with a long-term marketing rate. Compañía Pisquera de Chile (CPCh) continued placing focus on the premium pisco segment and cream-based cocktails, introducing Campanario Melon and Campanario Melon Tuna Colada in December 2008. For the first time the company exported to USA a pisco-based cocktail, "Carillon Mango".

We are satisfied with the quarter results notwithstanding they were adversely affected by higher raw material and packaging costs in US dollar and a nominal average devaluation of the Chilean peso of 27.1% against the dollar during the last quarter versus the same period a year ago.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'08   Total revenues increased 23.5% to Ch$254,539 million (US$399.9 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is mainly explained by increases of 36.6% in beer Argentina, 2.7% in beer Chile, 33.3% in Chilean exports wine, 8.5% in nectars, 8.4% in Argentine wine and 0.4% in the Chilean domestic wine segments, partially offset by lower sales volumes of 2.4% in the soft drinks segment, 4.3% in mineral waters, and 7.2% in spirits. The increase in average prices is explained by higher prices in all business segments with the exception of nectars and mineral water businesses.

2008   Accumulated revenues increased 14.3% amounting to Ch$781,789 million (US$1,228.4 million).



Revenues by segment

	Q4 (US$ million)				
	2007		**2008**		% Chg.
Beer - Chile	136.3	42.1%	**140.5**	**35.1%**	3.1%
Beer - Argentina	38.8	12.0%	**96.0**	**24.0%**	147.2%
Non-Alcoholics	91.2	28.2%	**90.3**	**22.6%**	-1.0%
Wine	34.0	10.5%	**51.1**	**12.8%**	50.6%
Spirits	18.6	5.7%	**17.0**	**4.2%**	-8.6%
Others	4.8	1.5%	**5.1**	**1.3%**	5.0%
TOTAL	323.7	100.0%	**399.9**	**100.0%**	23.5%

	Full Year (US$ million)				
	2007		**2008**		% Chg.
Beer - Chile	425.0	39.5%	**447.1**	**36.4%**	5.2%
Beer - Argentina	118.5	11.0%	**225.4**	**18.3%**	90.1%
Non-Alcoholics	295.9	27.5%	**312.8**	**25.5%**	5.7%
Wine	148.9	13.8%	**156.4**	**12.7%**	5.1%
Spirits	68.2	6.3%	**65.8**	**5.4%**	-3.4%
Others	18.5	1.7%	**20.8**	**1.7%**	12.1%
TOTAL	1,075.0	100.0%	**1,228.4**	**100.0%**	14.3%

GROSS PROFIT

Q4'08   Increased 18.9% to Ch$135,966 million (US$213.6 million) as a result of 23.5% higher revenues, partially offset by 29.4% higher **cost of goods sold**, which amounted to Ch$118,573 million (US$186.3 million). The increase in cost of goods sold is mainly explained by higher costs in all business segments with the exception of spirits, due to higher direct raw material and packaging cost in US dollar combined with a nominal average devaluation of the Chilean peso of 27.1% against the dollar during the last quarter versus the same period a year ago, in addition to higher salaries and depreciation, mainly related with the consolidation of new businesses and the conversion effect of Argentine costs in US dollars to Chilean GAAP. The gross profit margin, as a percentage of sales, decreased from 55.5% in Q4'07 to 53.4% in Q4'08.

2008   Increased 13.6%, amounting to Ch$412,050 million (US$647.4 million). The consolidated gross margin decreased 0.3 percentage points to 52.7%.

OPERATING RESULTS

Q4'08   Increased 4.5%, amounting to Ch$41,146 million (US$64.6 million) in Q4'08, mainly due to 18.9% higher gross profit, partially offset by 26.4% higher selling, general



and administrative (SG&A) expenses. **SG&A** expenses reached Ch$94,820 million (US$149.0 million) in Q4'08, 26.4% higher than Q4'07, mainly due to the conversion effect of Argentine expenses in US dollars to Chilean GAAP, as well as a non-recurring distribution expense in the wine business. SG&A expenses as a percentage of sales increased from 36.4% in Q4'07 to 37.3% this quarter. The consolidated operating margin for the period decreased from 19.1% to 16.2% in Q4'08.

2008   Increased 9.7%, amounting to Ch$121,066 million (US$190.2 million). The consolidated operating margin decreased 0.7 percentage points to 15.5%.



Operating Income and Operating Margin by Segment

	Q4				
	Operating Income (US$ million)			Operating Margin	
	2007	**2008**	**% Chg**	2007	**2008**
Beer - Chile	42.2	**38.6**	**-8.6%**	30.9%	**27.4%**
Beer - Argentina	4.2	**9.1**	**116.1%**	10.8%	**9.5%**
Non-Alcoholics	11.3	**9.4**	**-16.5%**	12.4%	**10.4%**
Wine	1.7	**3.6**	**110.7%**	5.0%	**7.0%**
Spirits	1.4	**2.0**	**44.0%**	7.4%	**11.7%**
Others	1.1	**2.0**	**79.9%**	23.4%	**40.0%**
TOTAL	61.9	**64.6**	**4.5%**	19.1%	**16.2%**

	Full Year				
	Operating Income (US$ million)			Operating Margin	
	2007	**2008**	**%Chg**	2007	**2008**
Beer - Chile	118.9	**116.0**	**-2.4%**	28.0%	**25.9%**
Beer - Argentina	6.9	**15.8**	**128.6%**	5.8%	**7.0%**
Non-Alcoholics	28.9	**34.4**	**18.9%**	9.8%	**11.0%**
Wine	9.7	**11.0**	**12.7%**	6.5%	**7.0%**
Spirits	5.3	**9.2**	**73.6%**	7.8%	**14.0%**
Others	3.7	**3.9**	**3.8%**	20.2%	**18.7%**
TOTAL	173.5	**190.2**	**9.7%**	16.1%	**15.5%**

EBITDA[4]

Q4'08 Increased 9.7% to Ch$57,003 million (US$89.6 million) compared to Q4'07, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.8 percentage points lower than in Q4'07 at 22.4%, due to lower margins in almost all business segments, partially compensated by higher margins in the spirits and wine businesses.

2008 Increased 10.5%, to Ch$176,648 million (US$277.6 million). The EBITDA margin decreased 0.8 percentage points to 22.6%.



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[4] Please see the note before the exhibits.

EBITDA by segment

| | Q4 | | | | |
| | EBITDA (US$ million) | | | EBITDA margin | |
	2007	**2008**	**% Chg**	2007	**2008**
Beer - Chile	51.1	**48.4**	**-5.3%**	37.5%	**34.5%**
Beer - Argentina	6.4	**14.1**	**120.8%**	16.4%	**14.7%**
Non-Alcoholics	15.6	**13.7**	**-12.4%**	17.1%	**15.2%**
Wine	4.3	**7.4**	**73.2%**	12.6%	**14.5%**
Spirits	2.2	**3.1**	**43.1%**	11.7%	**18.3%**
Others	2.0	**2.8**	**40.5%**	41.4%	**55.4%**
TOTAL	81.6	**89.6**	**9.7%**	25.2%	**22.4%**

| | Full Year | | | | |
| | EBITDA (US$ million) | | | EBITDA margin | |
	2007	**2008**	**% Chg**	2007	**2008**
Beer - Chile	153.1	**153.0**	**-0.1%**	36.0%	**34.2%**
Beer - Argentina	16.7	**29.8**	**78.1%**	14.1%	**13.2%**
Non-Alcoholics	46.3	**52.7**	**13.8%**	15.7%	**16.8%**
Wine	20.0	**22.1**	**10.0%**	13.5%	**14.1%**
Spirits	8.2	**12.9**	**57.4%**	12.0%	**19.6%**
Others	6.8	**7.1**	**3.9%**	36.8%	**34.1%**
TOTAL	251.3	**277.6**	**10.5%**	23.4%	**22.6%**

NON-OPERATING RESULTS

Q4'08 Decreased Ch$16,785 million (US$26.4 million) compared to the same quarter last year, from a gain of Ch$7,919 million (US$12.4 million) to a loss of Ch$8,866 million (US$13.9 million). The decrease in non-operating results is mainly explained by:

- *Other non-operating income,* net of other non-operating expenses, which declined Ch$15,669 million (US$24.6 million) this quarter, mainly due to the absent this year of a non-recurring gain obtained from the association with Nestlé in the water business in December 2007.

- *Currency exchange result,* which decreased Ch$2,723 million (US$4.3 million), mainly due to higher losses in our wine operation due to the Chilean peso depreciation.

- *Financial expenses*, net of financial income, which increased Ch$1,215 million (US$1.9 million) in Q4'08, mainly due to higher debt for financing the acquisitions and higher interest rate in Argentina.


This decrease was partially offset by:

- ***Price level restatement,*** which increased Ch$1,482 million (US$2.3 million), due to an inflation rate of 1.8% during Q4'08 compared to an inflation rate of 2.2% during Q4'07.

- ***Equity in net income of related companies,*** which increased Ch$1,785 million (US$2.8 million), mainly due to better results in Foods Compañía de Alimentos CCU S.A. and Viña Valles de Chile S.A.

2008 Decreased Ch$17,565 million (US$27.6 million) versus a year ago.

NET INCOME

Q4'08 Decreased 38.3%, or Ch$14,608 million (US$23.0 million), mainly due to lower non-operating result, partially offset by higher operating result and lower minority interest.

2008 Decreased 4.2%, or Ch$3,617 million (US$5.7 million), mainly due to lower non-operating result and higher minority interest, partially offset by higher operating result and lower income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The results associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q4'08.)

BEER CHILE

Revenues increased 3.1% to Ch$89,409 million (US$140.5 million), mainly as a result of 2.7% higher sales volumes and 0.1% higher real average prices.

Operating Income decreased 8.6% to Ch$24,539 million (US$38.6 million), mainly as a result of higher cost of goods sold, the effect of which was partially offset by higher revenues. ***Cost of goods sold*** increased 15.4% to Ch$37,243 million (US$58.5 million), mainly due to higher raw material costs, which increased 20.7% per Hl, as well as higher depreciation. As a percentage of sales, cost of goods sold increased from 37.2% in Q4'07 to 41.7% in Q4'08. ***SG&A*** expenses remained flat amounting to Ch$27,628 million (US$43.4 million). As a percentage of sales, SG&A expenses decreased from 31.8% in Q4'07 to 30.9% in Q4'08, mainly due to a lower marketing rate. The operating margin decreased from 30.9% in Q4'07 to 27.4% this quarter.

EBITDA decreased 5.3% to Ch$30,830 million (US$48.4 million), while the EBITDA margin was 34.5% of sales, 3.0 percentage points lower than in Q4'07.

Comments During the quarter, the total beer volume grew by 2.7% in comparison to Q4'07, with the premium segment outperforming the total market. Heineken and Royal Guard were the fastest growing brands. The year 2008 showed a record in sales for Beer Chile, with a volume of 5.2 million hectoliters. The segment has been affected by higher raw material and energy costs. In December we introduced a new non-alcoholic beer in the market, "CER0,0° de Cristal", which maintains the beer flavor and properties, but contains no alcohol. Non-alcoholic beer development responds to new needs of consumers.

BEER ARGENTINA[5]

Revenues measured in Chilean pesos increased 147.2% to Ch$61,083 million (US$96.0 million), due to 36.6% and 78.6% higher sales volumes and average prices, respectively. The results of this business segment in Chilean pesos are distorted due to inflation and exchange rate variations during the quarter. In dollar terms, revenues grew 54.7% and prices 12.3%, due to a higher share of premium products and one-way packaging in our mix and a nominal price increase to partially offset the rising cost environment.

Operating Income measured in Chilean pesos increased 116.1% from of Ch$2,674 million (US$4.2 million) in Q4'07 to Ch$ 5,777 million (US$9.1 million) in Q4'08. In dollar terms operating income increased 56.8%, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. ***Cost of goods sold*** in dollar terms increased 49.3%, mainly due to higher direct costs, additional costs associated with the production at the Luján brewery and higher costs related with higher volumes. As a percentage of sales, cost of goods sold decreased from 47.3% to 45.7%. ***SG&A*** expenses in dollar terms increased 66.3%, mainly due to higher marketing, freight and distribution expenses. As a percentage of sales, SG&A expenses increased from 43.5% to 46.0%. As a consequence, the operating margin increased from 10.6% in Q4'07 to 10.8% in Q4'08.

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[5] The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US dollars as of December 2008 converted to Chilean pesos at the exchange rate of December 31, 2008, minus the results in US dollars as of September 2008 converted to Chilean pesos at the exchange rate of September 30, 2008, the latter adjusted by the Chilean Q4'08 inflation rate.

EBITDA measured in Chilean pesos, increased 120.8% from Ch$4,056 million in Q4'07 to Ch$8,957 million this quarter. EBITDA in dollar terms increased 44.3%, while the EBITDA margin was 16.6%, compared with 17.8% in Q4'07.

Comments National brands continued with their positive performance during the quarter growing double digits. Last April 2, the acquisition of ICSA was completed, following the approval of the regulatory authorities. Higher volumes and revenues are partially explained by the acquisition of ICSA. Not considering ICSA, volumes increased 10.4%. The distribution of Palermo, Bieckert and Imperial brands has facilitated the growth of national brands in new territories.

NON-ALCOHOLIC BEVERAGES

Revenues decreased 1.0% to Ch$57,467 million (US$90.3 million), mainly due to 1.6% lower average volumes, as a result of a slight decrease in market share related with a more aggressive competition, partially offset by 0.1% higher average prices in the segment.

Operating Income decreased 16.5% to Ch$5,997 million (US$9.4 million) this quarter, as a result of higher cost of goods sold and lower revenues, partially offset by lower SG&A expenses. ***Cost of goods sold*** increased 7.9% to Ch$27,857 million (US$43.8 million) during Q4'08, mainly due to higher direct costs, which increased 11% per Hl in real terms. As a percentage of sales, cost of goods sold increased from 44.5% to 48.5% this quarter. ***SG&A*** expenses decreased 5.8% to Ch$23,613 million (US$37.1 million), mainly due to lower salaries and marketing expenses, partially offset by higher distribution expenses. As a percentage of sales, SG&A expenses decreased from 43.2% to 41.1%. As a consequence, the operating margin decreased to 10.4%, 1.9 percentage points lower than in Q4'07.

EBITDA decreased 12.4% to Ch$8,717 million (US$13.7 million), while the EBITDA margin was 15.2% of sales, 2.0 percentage points lower than in Q4'07.

Comments During the quarter, volumes declined 1.6% on average: soft drinks decreased 2.4% and mineral waters 4.3%, both due to a more aggressive competition, which were partially offset by better volumes in nectars, functional products and tea. During the quarter a new PRB (plastic returnable bottle) package of 1.25 liters was launched for soft drinks. Also, during November, prices were increased 3.6% in average.

WINE

Revenues increased 50.6% (13.6% before VT), amounting to Ch$32,540 million (US$51.1 million), due to 14.1% and 37.3% higher volumes and average prices in the category, respectively.

CCu

Operating Income improved 110.7% (62.1% before VT), from Ch$1,080 million (US$1.7 million) to Ch$2,277 million (US$3.6 million) in Q4'08, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses. ***Cost of goods sold*** increased 36.4% from Ch$13,437 million (US$21.1 million) in Q4'07 to Ch$18,329 million (US$28.8 million) this quarter, mainly due to the consolidation with VT and higher direct costs related to the 2008 harvest. As a percentage of sales, cost of goods sold decreased from 62.2% in Q4'07 to 56.3% in Q4'08. ***SG&A*** expenses increased 68.3% to Ch$11,934 million (US$18.8 million), mainly due to VT consolidation plus higher marketing expenses and a non-recurring distribution expense. As a percentage of sales, SG&A expenses increased from 32.8% to 36.7%. Accordingly, the operating margin improved 2.0 percentage points from 5.0% in Q4'07 to 7.0% in Q4'08.

EBITDA improved 73.2% (23.7% before VT) from Ch$2,730 million (US$4.3 million) in Q4'07 to Ch$4,728 million (US$7.4 million) in Q4'08, while the EBITDA margin increased 1.9 percentage points from 12.6% to 14.5%.

Comments On December 3rd, the extraordinary shareholders' meetings of VSP and VT approved the merger of both companies. The merged company was named "Viña San Pedro Tarapacá S.A. (VSPT)", and started operating on December 9th. The new group solidifies the position as the second largest Chilean wine exporter and the third winery in the domestic market, with 22.5% total market share, being the leader of the "Fine Wine segment"[6] in the Chilean market. Since the last quarter results are strongly affected by the consolidation of the VT operation, it is important to comment that operating income of VSP, in a standalone basis, improved by 62.1%, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses; and EBITDA improved by 23.7%, while the EBITDA margin improved 1.1 percentage points from 12.6% to 13.8%.

SPIRITS

Revenues decreased 8.6% to Ch$10,805 million (US$17.0 million), mainly due to 7.2% lower volumes, partially offset by 1.6% higher average real prices.

Operating Income increased 44.0%, from Ch$876 million (US$1.4 million) to Ch$1,261 million (US$2.0 million) in Q4'08, mainly due to lower cost of goods sold and SG&A expenses, partially offset by lower revenues. ***Cost of goods sold*** decreased 14.3% to Ch$5,652 million (US$8.9 million), mainly due to lower raw material costs. As a percentage of sales, cost of goods sold decreased from 55.8% to 52.3%. ***SG&A*** expenses decreased 10.5% to Ch$3,893 million (US$6.1 million) mainly due to lower marketing expenses. SG&A expenses, as a percentage of sales, decreased from 36.8% to 36.0%. Accordingly, the operating margin increased from 7.4% in Q4'07 to 11.7% in Q4'08.

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[6] "Fine Wine segment": bottled wine retailing at Ch$1,500 or higher as suggested price.



EBITDA increased 43.1% from Ch$1,381 million (US$2.2 million) in Q4'07 to Ch$1,976 million (US$3.1 million) this quarter, while the EBITDA margin increased 6.6 percentage points from 11.7% in Q4'07 to 18.3% this quarter.

Comments Profitability of this segment continues improving as a consequence of "CPCh" focus on premium pisco products and cocktails. Volumes and profitability have been positively affected by cocktails products such as the recently launched Campanario Melón Tuna, Campanario Melón Calameño, as well as Campanario Chirimoya Colada. Also, margins have increased as a result of mix changes in order to increase share in liquor stores, as well as lower direct costs for pisco. For the first time the company exported to USA a pisco-based cocktail, "Carillon Mango".

(Five exhibits to follow)

Note: EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.



Exhibit 1: Income Statement (Fourth Quarter 2008)

	Ch$ millions		US$ millions (1)		%
	Q4'08	Q4'07	Q4'08	Q4'07	Change
Net sales	254,539	206,026	399.9	323.7	23.5%
Cost of goods sold	(118,573)	(91,645)	(186.3)	(144.0)	29.4%
% of sales	46.6%	44.5%	46.6%	44.5%	
Gross profit	135,966	114,381	213.6	179.7	18.9%
% of sales	53.4%	55.5%	53.4%	55.5%	
SG&A	(94,820)	(75,011)	(149.0)	(117.9)	26.4%
% of sales	37.3%	36.4%	37.3%	36.4%	
Operating income	41,146	39,370	64.6	61.9	4.5%
% of sales	16.2%	19.1%	16.2%	19.1%	
Non-operating result					
Financial income	34	141	0.1	0.2	-75.6%
Equity in NI of rel. companies	590	(1,194)	0.9	(1.9)	NM
Other non-operating income	789	17,454	1.2	27.4	-95.5%
Amortization of goodwill	(1,139)	(694)	(1.8)	(1.1)	64.1%
Interest expenses	(4,081)	(2,972)	(6.4)	(4.7)	37.3%
Other non-operating expenses	(1,386)	(2,381)	(2.2)	(3.7)	-41.8%
Price level restatement	(850)	(2,332)	(1.3)	(3.7)	-63.6%
Currency exchange result	(2,825)	(102)	(4.4)	(0.2)	2657.9%
Total	(8,866)	7,919	(13.9)	12.4	NM
Income before taxes	32,280	47,289	50.7	74.3	-31.7%
Income taxes	(8,299)	(8,326)	(13.0)	(13.1)	-0.3%
Tax rate	25.7%	17.6%	25.7%	17.6%	
Minority interest	(457)	(806)	(0.7)	(1.3)	-43.3%
Amort. of negative goodwill	37	12	0.1	0.0	201.9%
Net income	23,561	38,169	37.0	60.0	-38.3%
% of sales	9.3%	18.5%	9.3%	18.5%	
Earnings per share	73.97	119.84	0.12	0.19	-38.3%
Earnings per ADR	369.87	599.19	0.58	0.94	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	15,498	12,421	24.4	19.5	24.8%
Amortization	358	154	0.6	0.2	133.2%
EBITDA	57,003	51,944	89.6	81.6	9.7%
% of sales	22.4%	25.2%	22.4%	25.2%	
Capital expenditures	12,442	15,583	19.5	24.5	-20.2%

(1) Exchange rate: US$1.00 = Ch$636.45



Exhibit 2: Income Statement (Twelve Months Ended December 31, 2008)

| | Ch$ millions | | US$ millions (1) | | % |
	31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07	Change
Net sales	781,789	684,201	1,228.4	1,075.0	14.3%
Cost of goods sold	(369,739)	(321,562)	(580.9)	(505.2)	15.0%
% of sales	47.3%	47.0%	47.3%	47.0%	
Gross profit	412,050	362,639	647.4	569.8	13.6%
% of sales	52.7%	53.0%	52.7%	53.0%	
SG&A	(290,985)	(252,232)	(457.2)	(396.3)	15.4%
% of sales	37.2%	36.9%	37.2%	36.9%	
Operating income	121,066	110,407	190.2	173.5	9.7%
% of sales	15.5%	16.1%	15.5%	16.1%	
Non-operating result					
Financial income	571	1,287	0.9	2.0	-55.7%
Equity in NI of rel. companies	472	(1,591)	0.7	(2.5)	NM
Other non-operating income	2,427	19,748	3.8	31.0	-87.7%
Amortization of goodwill	(3,636)	(2,960)	(5.7)	(4.7)	22.9%
Interest expense	(12,274)	(9,508)	(19.3)	(14.9)	29.1%
Other non-operating expenses	(3,363)	(5,741)	(5.3)	(9.0)	-41.4%
Price level restatement	(2,360)	(4,829)	(3.7)	(7.6)	-51.1%
Currency exchange result	(3,090)	(96)	(4.9)	(0.2)	3122.9%
Total	(21,253)	(3,688)	(33.4)	(5.8)	476.3%
Income before taxes	99,812	106,719	156.8	167.7	-6.5%
Income taxes	(14,085)	(18,152)	(22.1)	(28.5)	-22.4%
Tax rate	14.1%	17.0%	14.1%	17.0%	
Minority interest	(3,187)	(2,374)	(5.0)	(3.7)	34.3%
Amort. of negative goodwill	91	55	0.1	0.1	66.0%
Net income	82,631	86,248	129.8	135.5	-4.2%
% of sales	10.6%	12.6%	10.6%	12.6%	
Earnings per share	259.43	270.79	0.41	0.43	-4.2%
Earnings per ADR	1,297.17	1,353.96	2.04	2.13	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	54,638	48,867	85.8	76.8	11.8%
Amortization	945	640	1.5	1.0	47.6%
EBITDA	176,648	159,914	277.6	251.3	10.5%
% of sales	22.6%	23.4%	22.6%	23.4%	
Capital expenditures	53,735	57,955	84.4	91.1	-7.3%

(1) Exchange rate: US$1.00 = Ch$636.45



Exhibit 3: Segment Information - Fourth Quarter 2008

	Beer - Chile		Beer - Argentina		Non-Alcoholics**		Wine		Spirits		Others	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	87,608	85,253	58,917	24,141	56,958	57,841	31,545	20,136	10,731	11,381	3,235	3,081
Other products	1,802	1,479	2,166	569	509	231	995	1,474	74	441	0	0
Total	89,409	86,732	61,083	24,710	57,467	58,072	32,540	21,610	10,805	11,821	3,235	3,081
% change	3.1%		147.2%		-1.0%		50.6%		-8.6%		5.0%	
Cost of sales	(37,243)	(32,275)	(28,102)	(11,651)	(27,857)	(25,822)	(18,329)	(13,437)	(5,652)	(6,595)	(1,392)	(1,865)
% of sales	41.7%	37.2%	46.0%	47.2%	48.5%	44.5%	56.3%	62.2%	52.3%	55.8%	43.0%	60.5%
SG&A	(27,628)	(27,620)	(27,204)	(10,385)	(23,613)	(25,068)	(11,934)	(7,093)	(3,893)	(4,351)	(548)	(495)
% of sales	30.9%	31.8%	44.5%	42.0%	41.1%	43.2%	36.7%	32.8%	36.0%	36.8%	16.9%	16.1%
Operating profit	24,539	26,838	5,777	2,674	5,997	7,182	2,277	1,080	1,261	876	1,295	720
% change	-8.6%		116.1%		-16.5%		110.7%		44.0%		79.9%	
% of sales	27.4%	30.9%	9.5%	10.8%	10.4%	12.4%	7.0%	5.0%	11.7%	7.4%	40.0%	23.4%
Depreciation	6,277	5,706	3,041	1,349	2,714	2,769	2,186	1,542	697	498	583	556
Amortization	15	5	139	33	6	-	266	108	19	7	(86)	-
EBITDA	30,830	32,549	8,957	4,056	8,717	9,951	4,728	2,730	1,976	1,381	1,793	1,276
% change	-5.3%		120.8%		-12.4%		73.2%		43.1%		40.5%	
% of sales	34.5%	37.5%	14.7%	16.4%	15.2%	17.1%	14.5%	12.6%	18.3%	11.7%	55.4%	41.4%

	Beer - Chile		Beer - Argentina*		Non-Alcoholics**		Wine****		Spirits	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
VOLUMES & PRICING										
					Total***		Total		Total	
Volume (HLs)	1,614,117	1,572,271	1,245,553	911,757	1,664,722	1,692,279	245,795	215,422	54,788	59,014
% change	2.7%		36.6%		-1.6%		14.1%		-7.2%	

Non-Alcoholics		Wine	
Soft Drinks		Chile - Domestic	
1,104,190	1,130,912	115,740	115,303
-2.4%		0.4%	
Nectars		Chile - Bottled Exports	
197,131	181,656	115,285	86,493
8.5%		33.3%	
Mineral Water			
363,401	379,711	Argentina	
-4.3%		14,770	13,626
		8.4%	

* Volumes include exports of 70,814 HL (8,131 HL to Chile) and 59,170 HL (16,153 HL to Chile) in Q4'08 and Q4'07, respectively.

** Includes soft drinks (soft drinks, functional products, energy drinks, ice tea), nectars, mineral and purified water.

*** In unit cases, sales from the soft drinks and mineral water segment totaled 29.3 million and 29.8 million in Q4'08 and Q4'07, respectively.

**** Volumes do not include bulk volumes of 19,263 HL (12,008 HL from Chile exports and 7,255 HL from Argentina) and 31,792 HL (24,961 HL from Chile exports and 6,831 HL from Argentina) in Q4'08 and Q4'07, respectively.

	Beer - Chile		Beer - Argentina		Non-Alcoholics Total		Wine Total		Spirits	
Price (Ch$ / HL)	54,276	54,223	47,302	26,478	34,215	34,179	128,339	93,470	195,864	192,848
% change (real)	0.1%		78.6%		0.1%		37.3%		1.6%	

Non-Alcoholics		Wine	
Soft Drinks		Chile - Domestic	
33,478	33,258	77,949	59,991
0.7%		29.9%	
Nectars		Chile - Bottled Exports	
46,441	48,362	167,143	132,353
-4.0%		26.3%	
Mineral Water			
29,819	30,139	Argentina	
-1.1%		220,331	129,960
		69.5%	



Exhibit 4: Segment Information - Twelve Months Ended December 31, 2008

	Beer - Chile 2008	Beer - Chile 2007	Beer - Argentina 2008	Beer - Argentina 2007	Non-Alcoholics** 2008	Non-Alcoholics** 2007	Wine 2008	Wine 2007	Spirits 2008	Spirits 2007	Others 2008	Others 2007
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	278,777	265,729	139,544	74,260	197,920	187,353	94,535	87,986	41,452	42,599	13,228	11,801
Other products	5,790	4,778	3,892	1,174	1,191	984	5,025	6,760	436	778	0	0
Total	284,567	270,507	143,437	75,434	199,111	188,337	99,560	94,746	41,888	43,377	13,228	11,801
% change	5.2%		90.1%		5.7%		5.1%		-3.4%		12.1%	
Cost of sales	(117,901)	(103,389)	(70,163)	(38,148)	(94,262)	(88,966)	(58,262)	(59,418)	(20,899)	(24,180)	(8,252)	(7,460)
% of sales	41.4%	38.2%	48.9%	50.6%	47.3%	47.2%	58.5%	62.7%	49.9%	55.7%	62.4%	63.2%
SG&A	(92,863)	(91,475)	(63,231)	(32,893)	(82,955)	(80,960)	(34,316)	(29,131)	(15,113)	(15,812)	(2,506)	(1,962)
% of sales	32.6%	33.8%	44.1%	43.6%	41.7%	43.0%	34.5%	30.7%	36.1%	36.5%	18.9%	16.6%
Operating profit	73,802	75,643	10,042	4,393	21,893	18,411	6,982	6,197	5,876	3,385	2,469	2,379
% change	-2.4%		128.6%		18.9%		12.7%		73.6%		3.8%	
% of sales	25.9%	28.0%	7.0%	5.8%	11.0%	9.8%	7.0%	6.5%	14.0%	7.8%	18.7%	20.2%
Depreciation	23,560	21,797	8,572	6,095	11,649	11,082	6,461	6,130	2,269	1,798	2,127	1,964
Amortization	33	21	338	157	6	-	593	433	60	29	(85)	-
EBITDA	97,396	97,461	18,952	10,644	33,548	29,492	14,036	12,760	8,205	5,213	4,511	4,343
% change	-0.1%		78.1%		13.8%		10.0%		57.4%		3.9%	
% of sales	34.2%	36.0%	13.2%	14.1%	16.8%	15.7%	14.1%	13.5%	19.6%	12.0%	34.1%	36.8%

	Beer - Chile 2008	Beer - Chile 2007	Beer - Argentina* 2008	Beer - Argentina* 2007	Non-Alcoholics** 2008	Non-Alcoholics** 2007	Wine**** 2008	Wine**** 2007	Spirits 2008	Spirits 2007
VOLUMES & PRICING										
					Total***		Total		Total	
Volume (HLs)	5,168,256	4,911,498	3,677,658	2,722,084	5,776,694	5,449,044	921,778	925,135	210,525	215,984
% change	5.2%		35.1%		6.0%		-0.4%		-2.5%	

Non-Alcoholics:
Soft Drinks		Nectars		Mineral Water	
3,873,892	3,646,885	706,682	657,741	1,196,120	1,144,418
6.2%		7.4%		4.5%	

Wine:
Chile - Domestic		Chile - Bottled Exports		Argentina	
493,492	490,203	377,866	382,474	50,419	52,459
0.7%		-1.2%		-3.9%	

* Volumes include exports of 252,333 HL (41,387 HL to Chile) and 186,639 HL (50,396 HL to Chile) in 2007 and 2006, respectively.

** Includes soft drinks (soft drinks, functional products, energy drinks, ice tea), nectars, mineral and purified water.

*** In unit cases, sales from the soft drink and mineral water segment totaled 101.7 million and 96 million in 2008 and 2007, respectively.

**** Volumes do not include bulk volumes of 93,520 HL (69,223 HL from Chile exports and 24,297 HL from Argentina) and 131,127 HL (104,946 HL from Chile exports and 26,181 HL from Argentina) in 2008 and 2007, respectively.

	Beer - Chile 2008	Beer - Chile 2007	Beer - Argentina 2008	Beer - Argentina 2007	Non-Alcoholics 2008	Non-Alcoholics 2007	Wine 2008	Wine 2007	Spirits 2008	Spirits 2007
					Total		Total			
Price (Ch$ / HL)	53,940	54,103	37,944	27,281	34,262	34,383	102,557	95,106	196,899	197,232
% change (real)	-0.3%		39.1%		-0.4%		7.8%		-0.2%	

Non-Alcoholics:
Soft Drinks		Nectars		Mineral Water	
33,458	33,366	46,611	48,280	29,570	29,635
0.3%		-3.5%		-0.2%	

Wine:
Chile - Domestic		Chile - Bottled Exports		Argentina	
66,545	60,578	140,609	134,525	169,844	130,363
9.9%		4.5%		30.3%	



Exhibit 5: Balance Sheet

| | Ch$ millions | | US$ millions (1) | | % |
	31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07	Change
ASSETS					
Cash & equivalents	55,708	127,477	87.5	200.3	-56.3%
Other current assets	320,003	236,690	502.8	371.9	35.2%
Total current assets	375,711	364,167	590.3	572.2	3.2%
PP&E, net	519,520	429,045	816.3	674.1	21.1%
Other assets	177,722	106,973	279.2	168.1	66.1%
TOTAL ASSETS	1,072,953	900,185	1,685.8	1,414.4	19.2%
LIABILITIES & **STOCKHOLDERS' EQUITY**					
Short-term debt (2)	86,406	11,273	135.8	17.7	666.5%
Other current liabilities	186,962	152,855	293.8	240.2	22.3%
Total current liabilities	273,368	164,129	429.5	257.9	66.6%
Long-term debt (2)	161,130	177,599	253.2	279.0	-9.3%
Other long-term liabilities	48,409	61,449	76.1	96.5	-21.2%
Total long-term liabilities	209,539	239,048	329.2	375.6	-12.3%
Minority interest	93,800	59,453	147.4	93.4	57.8%
Stockholders' equity	496,246	437,556	779.7	687.5	13.4%
TOTAL LIABILITIES & **STOCKHOLDERS' EQUITY**	1,072,953	900,185	1,685.8	1,414.4	19.2%

OTHER FINANCIAL INFORMATION

| | Ch$ millions | | US$ millions (1) | | % |
	31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07	Change
Total financial debt	247,536	188,872	388.9	296.8	31.1%
Net debt (3)	191,828	61,395	301.4	96.5	212.4%
Liquidity ratio	1.37	2.22			
Debt / Capitalization	0.30	0.28			

(1) Exchange rate: US$1.00 = Ch$636.45

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents